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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 16)*


                             Fifth Third Bancorp
- --------------------------------------------------------------------------------
                               (Name of Issuer)



                       Common Stock, without Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  316773100
- --------------------------------------------------------------------------------
                                (CUSIP Number)




Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 6 pages

       CUSIP NO.           316773100                            13G          PAGE 2 OF 6 PAGES

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fifth Third Bancorp
           31-0854434

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   /x /
                                                                       (b)   /  /
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America (Ohio corporation)

                                             5   SOLE VOTING POWER
                                                 As to all matters, including election of directors 1,324,146
          NUMBER OF                              As to all matters, other than election of directors  529,973
            SHARES
         BENEFICIALLY                        6   SHARED VOTING POWER
           OWNED BY                              As to all matters, including election of directors 875
        EACH REPORTING
         PERSON WITH                         7   SOLE DISPOSITIVE POWER
                                                   2,177,304

                                             8   SHARED DISPOSITIVE POWER
                                                   778,380

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,155,887


  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         2,482,072 shares, with respect to which the reporting person has neither voting nor dispositive rights, are exluded

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%

  12   TYPE OF REPORTING PERSON*
       Holding company as defined in Section 240.13d-1(b)(ii)(G) of the Exchange Act Rules

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 6 pages

       CUSIP NO.           316773100                            13G          PAGE 3 OF 6 PAGES

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Fifth Third Bank
         3-0854433

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   /x /
                                                                       (b)   /  /
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America (Ohio corporation)

                                             5   SOLE VOTING POWER
                                                 As to all matters, including election of directors 806,515
          NUMBER OF                              As to all matters, other than election of directors 290,298
            SHARES
         BENEFICIALLY                        6   SHARED VOTING POWER
           OWNED BY                              As to all matters, including election of directors 875
        EACH REPORTING
         PERSON WITH                         7   SOLE DISPOSITIVE POWER
                                                   1,917,210

                                             8   SHARED DISPOSITIVE POWER
                                                   389,527

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,564,225

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
       2,356,954 shares, with respect to which the reporting person has neither voting nor dispositive rights, are excluded

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.96%

  12   TYPE OF REPORTING PERSON*
       Bank as defined in Section 3(a)(b) of the Act

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 3 of 6 pages

FIFTH THIRD BANCORP                                             Page 4 of 6
316773100

Item 1 (a)  Name of Issuer:

                Fifth Third Bancorp

       (b)      Address of Issuer's Principal Executive Office:

                        38 Fountain Square Plaza
                        Cincinnati, Ohio  45263

Item 2 (a)-(c)  Names, Addresses & Citizenship of Persons Filing:

                        Fifth Third Bancorp
                        38 Fountain Square Plaza
                        Cincinnati, Ohio  45263

                        The Fifth Third Bank
                        38 Fountain Square Plaza
                        Cincinnati, Ohio  45263

       (d)      Title of Class of Securities:

                Common Stock, without par value

Item 2 (e)      CUSIP Number:

                316773100

Item 3 Fifth Third Bancorp is filing as a parent holding company in accordance with Section 240.13d-1 (b)(ii)(G) of the Exchange Act Rules. (As such, shares of all its subsidiaries, including the Fifth Third Bank, are included).

                The Fifth Third Bank is filing as a bank in accordance with
                Section 3(a)(6) of the Act.

Item 4          Ownership

                This report relates to an aggregate of 3,520,630 shares of the Class A Common Stock of Fifth Third Bancorp, without par value, of which The Fifth Third Bank has 2,564,225 shares. These shares are held in a total of 821 separate fiduciary accounts maintained by the Trust Departments of the Fifth Third Bancorp subsidiaries. No one fiduciary account contains more than 5% of the outstanding shares of Fifth Third Bancorp.


                              Page 4 of 6 pages

FIFTH THIRD BANCORP                                         Page 5 of 6
316773100


      The following tabulation sets forth the shares with respect to which voting rights are held or shared and those shares as to which there is the power of disposal. It should be noted that the Ohio statutory and case law preclude voting of Bank subsidiary-held shares for Fifth Third Bancorp directors in certain instances and accordingly, creates the difference in voting rights as to the election of directors and other matters as shown by the following tabulation:

      (a)   Amount Beneficially Owned:

            The Fifth Third Bank and other Fifth Third Bancorp subsidiaries have neither voting power nor dispositive power with respect to 2,470,827 shares of Fifth Third Bancorp stock. The remaining 3,520,630 shares of the outstanding stock held by The Fifth Third Bank and other Fifth Third Bancorp subsidiaries may be deemed beneficially held.

      (b)   Percentage of Class:

            Fifth Third Bancorp - 5.4% (including The Fifth Third Bank which currently holds 3.96%).

      (c) Number of Shares as to which Fifth Third Bancorp, through its subsidiaries, has:

                                          For all matters,            For all matters
                                          including elec-             other than elec-
                                          tion of Directors           tion of Directors
                                          -----------------           -----------------
            (i)   Sole power to vote
                  or to direct the vote         1,324,146                       529,973

            (ii)  Shared Power to vote
                  or to direct the vote               875                           -0-

            (iii) Sole Power to dispose
                  or to direct the
                  disposition of                2,177,304                           -0-

            (iv)  Shared power to dispose
                  or to direct the
                  disposition of                  778,380                           -0-

                               Page 5 of 6 pages

FIFTH THIRD BANCORP                                         Page 6 of 6
316773100

Item 5      Ownership of Five Percent or less of a Class.

            Fifth Third Bank holds beneficial rights with respect to less than 5% of the issuing stock but will continue to report.

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Parent Holding company.

            This report is being jointly filed by The Fifth Third Bank which is an entity holding beneficial ownership of the class of shares being described herein and by Fifth Third Bancorp as its parent holding company.


Item 8-9    Not Applicable

Item 10     Certification

            By signing below the undersigned certified that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 6, 1995              February 6, 1995
- ----------------              ----------------
Date                          Date

THE FIFTH THIRD BANK          FIFTH THIRD BANCORP


By:  JAMES D. BERGHAUSEN      By:   MICHAEL K. KEATING
   -----------------------       -----------------------

Name: James D. Berghausen     Name: Michael K. Keating
Title: Vice President         Title: Secretary




                              Page 6 of 6 pages